News Release
TSX, AMEX Symbol: NG

NovaGold’s Galore Creek Project Update

February 9, 2007 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX/AMEX: NG) today reported that its Galore Creek copper-gold-silver project in northwestern British Columbia is rapidly advancing toward the start of construction in the second quarter of 2007, upon receipt of permits. The project is in the last stages of permitting, with the final public comment and review period underway. Final assay results from the 2006 drilling program have been received, and a resource update is targeted for the end of the first quarter.

Galore Creek Project Milestones

Q1-2007	Receive Environmental Assessment Certificate Resource update based on 2006 drilling program Arrange project financing plans
Q2-2007	Receipt of construction permits Board construction decision Initiate Phase 1 construction, building access road, tunnel and powerline
2009	Complete Phase 1 construction, with access to Galore Valley Initiate Phase 2 construction of mine facilities and Galore Valley infrastructure
2011/2012	Start of production

Galore Creek Drilling Program

NovaGold’s 2006 Galore Creek drilling program completed over 36,208 meters in 67 holes targeted at expanding resources in the Central and West Fork deposits. The program demonstrated that significant expansion potential continues to exist into the north highwall of the Central deposit and to the south in the Bountiful and West Fork zones. Wide-spaced drilling in the Bountiful zone has defined a sub-horizontal zone extending nearly 1,000 meters in the north-south direction and 700 meters in the east-west direction. Drilling indicates that typical widths in the Bountiful zone are greater than 200 meters on average and up to 500 meters in a few exceptional intervals. The main Central and Southwest deposits have been drill delineated over a distance of more than 3 kilometers and up to 275 meters in thickness. The 2006 program also completed final assessment of the Grace claims, confirming previous results of no economic mineralization in the area proposed for a waste rock and tailings storage facility.

Figure 1 is a grade thickness map of holes drilled at the Galore Creek project to date, which shows overall metal concentrations encountered in drilling. The 2006 drill holes are represented by rectangles, with older holes shown as circles. Figure 2 is a grade thickness map highlighting intervals encountered in the Bountiful and Highwall zones in 2006, along with target areas for 2007.

The 2007 drilling program for Galore Creek has been budgeted for 15,000 meters of follow-up and exploration drilling. Targets are currently being assessed and will concentrate on optimization of the mine schedule by targeting high-grade resources. Additional exploration work will focus on scoping potentially high-grade underground scenarios that could heighten the value of the project, including deep high-grade resources at Copper Canyon and in the highwall of the Central deposit. A resource update for the project, scheduled for the end of Q1-2007, will be used to identify areas of remaining Inferred Resources that can be converted to Measured and Indicated Resource categories with future drilling.

Two areas of particular interest for follow-up exploration drilling in 2007 include the Butte area, where two exploration holes in 2005 intersected 154 meters of 0.74% copper equivalent (CuEq) grading 0.53% Cu, 0.17 grams per tonne (g/t) Au and 11.2 g/t Ag, and 107.2 meters of 0.56% CuEq grading 0.30% Cu, 0.21 g/t Au and 6.9 g/t Ag, respectively; and the Saddle prospect, where four historical drill holes have intersected a highly mineralized magnetite breccia. Of particular note is one hole in the Saddle zone that intersected 57.9 meters of 1.33% Cu and 2.02 g/t Au.

The 2006 resource expansion and exploration drill program and sampling protocol at Galore Creek has been reviewed, verified and compiled by NovaGold’s geologic staff under the oversight of Scott Petsel, Senior Project Geologist for NovaGold and a Qualified Person as defined by National Instrument 43-101 (“NI 43-101”). A rigorous quality control and quality assurance protocol is used on the project, including blank and reference samples with each batch of assays. All NovaGold drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada.

Permitting and Construction Targets

The Canadian Environmental Assessment Agency initiated the final 30-day public review and comment period on January 19, 2007 when it filed a Public Notice inviting comments. The comment period closes on February 19th, at which point the responsible Federal Government agencies will review all input and make a recommendation to the Federal Minister of the Environment for approval of the Comprehensive Study Report. Once this approval is granted, the Federal agencies can grant the necessary Federal authorizations associated with the project. NovaGold anticipates that the Provincial Environmental Assessment Certificate will be issued in the first quarter of the year, with construction permits to follow.

The Galore Creek Construction team is making final preparations to be able to commence construction with Board approval, upon receipt of permits. Senior project and construction management positions are now fully staffed in all disciplines. The construction management team currently comprises 37 individuals with an average of 27 years of experience each at world-class projects such as Porgera, Fort Knox, Cortez, Pogo and Yanacocha. Management personnel recently added to the team include design/engineering, safety, environmental, aviation, project management systems, civil/structural engineering and electrical engineering. Commissioning management will be recruited later into the project as systems, equipment and facilities are brought on-stream.

Peter Harris, Senior VP and Chief Operating Officer of NovaGold, commented on the project, construction and operations teams that will build and run the Galore Creek project. “Many of our team members have known and worked with each other on numerous projects. They have a track record of success throughout their careers, working on well-known projects around the world. It is immensely rewarding, in these days of tight labour markets and extensive heavy construction activity, that NovaGold has attracted a team with such experience and talent. Galore Creek is an exceptional project, and the end result will bring phenomenal value to NovaGold’s employees, its shareholders, the Tahltan Nation and local communities, and the British Columbia economy.”

Installation of project information systems is continuing, as is the purchase of critical equipment required for rapid implementation and control of construction activities. Contracts are in various stages of negotiation for access road, tunnel, bridge building, helicopter support, design and engineering and other project-related activities as required within the project schedule.

Phase 1 construction, anticipated to take approximately 24 months, will focus on access infrastructure including a mine access road, a power transmission line and an access tunnel, and represents approximately 20% of the overall capital costs for the project. Electrical power will be supplied from a connection to the BC Hydro grid where the project access road meets Highway 37. Phase 2 construction will focus on mine facilities and valley infrastructure, with the largest portion of capital cost expended in this latter construction period. Phase 2 construction is expected to take approximately 36 months.

“The newly formed Project Development Team has been reviewing the Feasibility Study capital costs associated with both Phase 1 and Phase 2 work programs,” continued Mr. Harris. “Based on up-to-date quotes from contractors, the team has determined that the Feasibility Study budget is sufficient for construction of the Galore Creek project within current contingency allocations. This review will continue as basic and detailed project engineering proceeds.”

About the Galore Creek Project

Located in northwestern British Columbia, Galore Creek is one of the largest undeveloped copper-gold-silver projects worldwide. As envisioned, the Galore Creek deposit would be developed as an open-pit mine at a 65,000 tonne-per-day processing rate over a minimum 20-year mine life.

In February 2006, NovaGold entered into a comprehensive agreement with the Tahltan First Nation to support development of the Galore Creek project. The agreement supports the Tahltan Nation’s principles of environmental stewardship, economic sustainability and self-determination and ensures collaboration throughout the Environmental Assessment review and the permitting process.

A final Feasibility Study for the Galore Creek project, completed in October 2006, provided substantial Proven and Probable Reserves for NovaGold and confirmed the economics and mine plan of the project. Based on the Feasibility Study, annual production is forecast to average more than 432 million pounds of copper and 400,000 ounces of gold equivalent (gold + silver: 341,000 ounces of gold and 4.0 million ounces of silver) for the first 5 years of production, with total cash costs of $0.38/lb of copper, net of precious metals credits or, in terms of gold, negative US$600/oz of gold, net of copper credits.

The Feasibility Study estimates the project’s base case after-tax net present value at discount rates of 0% and 5% at US$1.7 billion and US$599 million, respectively, with a payback of capital costs in 4 years, assuming long-term metals prices of US$1.50/lb of copper, US$525/oz of gold and US$8/oz of silver. At recent metal prices of US$2.50/lb of copper, US$600/oz of gold and $8.50/oz of silver, the after-tax net present value is US$5.1 billion and US$2.5 billion at discount rates of 0% and 5% respectively, with a payback of capital costs in less than 2 years.

The Feasibility Study estimates that the total capital cost to develop the Galore Creek project will be approximately US$1.8 billion. The Study suggests approximately 20% of those costs would be incurred in 2007 and 2008 as part of the Phase 1 infrastructure construction, including the access road, tunnel and powerline. Based on analysis by its project finance advisors, NovaGold anticipates that more than half of the total capital amount would be financed through senior project loans, with the remainder to be contributed by NovaGold and a joint venture partner. NovaGold is currently in discussions with prospective financing partners.

The Feasibility Study was completed by Hatch Ltd., an independent engineering services company, together with a number of specialized consultants, under the direction of Bruce Rustad, P.Eng., Director of P&CM/Project Manager for Hatch and an independent Qualified Person within the meaning of NI 43-101. More details can be found in NovaGold’s October 25, 2006 Feasibility Study news release.

About NovaGold

NovaGold is one of the fastest growing gold and copper companies in the industry. The Company owns 70% of the Donlin Creek gold project in Alaska and 100% of the Galore Creek copper-gold project in British Columbia, two of the world’s largest gold and copper deposits. The Company expects to achieve production in mid-2007 at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest reserve and resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

Cautionary Note Concerning Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation; anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; anticipated availability and terms of future financing; and NovaGold’s future production, operating and capital costs, operating or financial performance and future share prices, are forward-looking statements. Information concerning mineral reserve and resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation, including disputes and litigation concerning Pioneer Metals Corporation and the Galore Creek property; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing;

the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals for Galore Creek and other projects; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold and filed with the appropriate regulatory agencies.

# # #

Contacts

Greg Johnson
Vice President, Corporate Communications and Strategic Development

Don MacDonald, CA
Senior Vice President & CFO

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227

350000
352000
6336000
6334000
6332000
Junction
Central Zone
High Wall
Butte
Bountiful
Southwest
West Fork
Saddle
2006 drill hole
Open Pit Outline
Target Area
Cu and Au Equivalent composites
CuEq % x metres
0 to 10
10 to 50
50 to 100
100 to 200
200+
AuEq g/t x metres
0 to 16
16 to 82
82 to 165
165 to 330
330+
N
0 0.25 0.5
Kilometers
NovaGold Resources Inc.

Galore Creek Project

Grade Thickness Map

Figure 2

February 2007